TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan

Contacts;
TDK Corporation (Tokyo)	Corporate Communications Department Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK UK Limited	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — May 7, 2003 TDK Corporation today announced its Consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for fiscal year (“FY”) 2003 and NON-Consolidated business results for FY 2003.

1)	Summary

Consolidated results (April 1, 2002 — March 31, 2003)

	FY2003			FY2002
Term	(April 1, 2002 - March 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	608,880	100.0	5,074,000	570,511	100.0	38,369	6.7

Operating income (loss)	22,080	3.6	184,000	(43,722)	-7.7	65,802	—

Income (loss) before income taxes	18,081	3.0	150,675	(43,697)	-7.7	61,778	—

Net income (loss)	12,019	2.0	100,158	(25,771)	-4.5	37,790	—

Net income (loss) per common share	Yen 90.56		U.S.$0.75	Yen (193.91)

(Sales breakdown)

	FY2003			FY2002
Term	(April 1, 2002 - March 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Product	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	472,529	77.6	3,937,742	432,886	75.9	39,643	9.2
Electronic materials	168,949	27.8	1,407,909	161,846	28.4	7,103	4.4
Electronic devices	112,729	18.5	939,408	105,937	18.6	6,792	6.4
Recording devices	175,986	28.9	1,466,550	147,004	25.7	28,982	19.7
Semiconductors & others	14,865	2.4	123,875	18,099	3.2	(3,234)	-17.9
Recording media & systems	136,351	22.4	1,136,258	137,625	24.1	(1,274)	-0.9

Total sales	608,880	100.0	5,074,000	570,511	100.0	38,369	6.7

Overseas sales	443,377	72.8	3,694,808	405,707	71.1	37,670	9.3

Notes:
1.	The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
2.	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.
3.	U.S.$1=Yen 120

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NON-consolidated

NON-Consolidated results (April 1, 2002 - March 31, 2003)

	FY2003			FY2002
Term	(April 1, 2002 - Mar. 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	320,697	100.0	2,672,475	317,811	100.0	2,886	0.9

Operating income (loss)	3,182	1.0	26,516	(8,507)	-2.7	11,689	—

Current income	9,078	2.8	75,650	7,580	2.4	1,498	19.8

Net income (loss)	133	0.0	1,108	(3,794)	-1.2	3,927	—

Net income (loss) per common share	Yen 0.53		U.S.$0.00	Yen (28.55)

Dividends per share	Yen 25.00		U.S.$0.20	Yen 20.00

Notes:
1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 120 (U.S. dollar translation is added herein solely for convenience of readers outside Japan.)
2.	The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

(Sales breakdown)

	FY2003			FY2002
Term	(April 1, 2002 - Mar. 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Product	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	278,006	86.7	2,316,716	271,775	85.5	6,231	2.3
Electronic materials	133,325	41.6	1,111,041	125,456	39.5	7,869	6.3
Electronic devices	86,274	26.9	718,950	78,623	24.7	7,651	9.7
Recording devices	46,437	14.5	386,975	51,749	16.3	(5,312)	-10.3
Semiconductors & others	11,968	3.7	99,733	15,946	5.0	(3,978)	-24.9
Recording media & systems	42,690	13.3	355,750	46,036	14.5	(3,346)	-7.3

Total sales	320,697	100.0	2,672,475	317,811	100.0	2,886	0.9

Overseas sales	176,461	55.0	1,470,508	163,839	51.6	12,622	7.7

Note: U.S.$1=Yen 120

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2)	Management Policies

(1)	Fundamental Management Policy

TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has also conducted research and development programs in respect of electronic materials, components and devices, as well as recording media. This drive was based on the company’s founding spirit: “Contributes to culture and industry through creativity.”

To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas in good quality.

(2)	Fundamental Policy for Distribution of Earnings

Returning earnings to shareholders is one of TDK’s highest management priorities. As such, TDK allocates earnings based on a broad range of factors including the return on equity (ROE), dividends as a percentage of equity (DOE) and the company’s results of operation. Retained earnings are used in many ways to make TDK more competitive. Funds are required to support research and development programs for new technologies and products to respond precisely to the rapid technological advances in the electronics industry. TDK must create new technologies and products in such fields as optical and magnetic recording media, mobile communications, large-capacity recording devices, semiconductor-related products and data communications. At the same time, TDK works to advance its operations on the international stage.

(3)	Medium- and Long-Term Management Strategy

Information technology, notably the Internet, is bringing about dramatic increases in the speed at which companies must act. At the same time, market participants are now able to quickly distinguish between products of value and those offering no value. We are now in an age when only companies able to provide genuine value will survive. TDK is taking a fresh look at its unique attributes and strengths. By further refining its core competencies, TDK intends to become a company capable of increasing its value in the 21st century.

To meet the challenges of this operating environment, TDK launched its Exciting 108 medium-term management plan in April 2000. Scheduled to end in March 2004, the plan is structured to transform TDK into an exciting company and increase TDK’s value. There are three fundamental elements:

I.	Become an e-material solution provider

TDK must be a speedy and dynamic company able to anticipate the needs of its customers. By drawing on its core expertise in electronic materials, TDK will then quickly formulate the value-added products required to solve customers’ problems. This process is the essence of providing e-material solutions.

II.	Build a world-class management system

Management systems just as businesses themselves are becoming increasingly borderless. Personnel management practices are also on the verge of dramatic change. TDK needs to move swiftly to implement the necessary management systems.

III.	Aim for zero emissions

TDK’s goal is to operate “eco-factories” with zero emissions. Doing so mandates that factories generate less waste, use more recycled materials and expand their own recycling. Eventually, TDK intends to reach the point where its plants rely completely on recycled materials and generate no emissions at all.

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By accomplishing these three objectives, TDK intends to maximize its corporate value, bring its activities in closer step with the environment and make greater contributions to society.

(4)	Corporate Ethics

TDK has formulated a corporate code of ethics to guide the activities of all members of TDK in their efforts to create an even better company. The corporate code of ethics, which is based on TDK’s corporate motto and principles, specifies the rules that the company, management and employees must observe in the conduct of business. The corporate code of ethics demonstrates TDK’s commitment to constantly upholding corporate ethical standards and improving risk management.

(5)	Strategy to Improve Corporate Governance

Companies must conduct their activities and manage their operations in a fair, impartial and transparent manner, abiding by laws and regulations, and with the recognition that their existence is supported by shareholders, customers, society and employees. TDK put in place internal controls with this fundamental recognition in mind. It has also implemented a number of other measures in the same vein, such as appointing external directors, involving people outside the company in setting directors’ remuneration, and ensuring that corporate ethics are strictly observed.

(5-1)	Management structure and other corporate governance systems concerning decision-making, strategy execution and supervision

One of TDK’s 7 directors is an outside director, who also serves as the chairperson of the Remuneration Committee, which was set up to ensure the fairness of directors’ remuneration. Another committee, the Corporate Ethics Committee, was established to ensure that TDK upholds corporate ethical standards. Independent of this committee, TDK has a “hotline” that encourages employees to report matters and offer suggestions relating to corporate ethics. Moreover, having introduced the post of corporate officer, TDK has clearly demarcated responsibilities: directors are responsible for decision-making and oversight, while corporate officers have responsibility for executing day-to-day operations. Corporate officers execute policies set by the Board of Directors in their respective areas of responsibility.

While TDK applies the Corporate Auditor System in accordance with the Commercial Code of Japan, 2 of its 4 corporate auditors come from outside the company. The role of corporate auditor is not restricted to the supervision of directors’ activities. As required, they also audit business activities, as does the Management Review & Support Department.

Another defining aspect of TDK’s corporate governance system is that it receives advice and warnings from outside legal counsel and independent auditors regarding risks associated with TDK’s corporate activities.

(5-2)	Personal, financial and trading relationships between the company and the outside director and outside corporate auditors, and other beneficial relationships

There are no personal or financial relationships between TDK and the outside director or the two outside corporate auditors.

(5-3)	Measures taken to enhance corporate governance in fiscal 2003

TDK established the Remuneration Committee, which is chaired by the outside director, with the aim of establishing a new remuneration structure for directors and to ensure that TDK’s remuneration policy is fairly managed. The committee held 5 meetings during fiscal 2003 that were also attended by specialists from outside the company. As a result of the committee’s activities, TDK has ceased providing for retirement allowances for directors, but has introduced stock options and established a new bonus system linked to business results for directors. Another governance development was the establishment of the Corporate Ethics Committee to create a framework for corporate ethics and to ensure that ethical standards are being upheld at TDK. A framework has been completed and a corporate ethics system

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established that encompasses overseas subsidiaries. The chairperson of the Corporate Ethics Committee himself has educated staff at all bases and subsidiaries throughout Japan on TDK’s corporate ethics framework.

(6)	Policy Regarding Reduction of TDK’s Share Trading Unit

On August 1, 2000, TDK reduced the trading unit of its common shares from 1,000 to 100 shares to broaden the shareholder base and increase the liquidity of the company’s shares. TDK now considers that its shares have sufficient liquidity. TDK will consider a further reduction of the trading unit based on its stock price and market needs as well as on cost-benefit analysis.

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3) Business Results and Financial Position

(1)	Summary

Consolidated results for fiscal 2003, the year ended March 31, 2003, are as follows:

TDK’s operating environment in fiscal 2003 remained as very severe as it was the previous year. The U.S. economy, key to world economic fortunes, seemed to gradually move back onto a recovery footing after taking a step backwards at the start of 2002. But Japanese and European economies, which are highly reliant on external demand, were sluggish. They began to languish in the closing months of 2002 as consumer and corporate sentiment nosedived due to stagnant demand, tumbling share prices and reverberations from the soft U.S. economy. Asia, including China, fared relatively well, but this region is nowhere near becoming a leading force in the world economy just yet.

In this difficult operating environment, TDK recorded higher sales on the back of a recovery in the company’s share of the HDD-head market and an upturn in demand for electronic components, which is being fueled by the digitalization of audio and visual equipment and the increasing use of electronics in automotive applications. The benefits of structural reforms implemented over the past two years also contributed to TDK’s overall performance. TDK’s consolidated net sales rose 6.7% year on year to ¥608,880 million (US$5,074,000 thousand) and the company recorded operating income of ¥22,080 million (US$184,000 thousand), reversing an earlier-year loss of ¥43,722 million. Income before income taxes was also positive at ¥18,081 million (US$150,675 thousand), after TDK posted a loss before income taxes of ¥43,697 million a year earlier. On the bottom line, net income was ¥12,019 million (US$100,158 thousand), a turnaround from the loss of ¥25,771 million in fiscal 2002. Consequently, net income per common share was ¥90.56 (US$0.75), compared with a net loss per common share of ¥193.91 a year earlier.

During the year, the average exchange rate was ¥122 for the U.S. dollar and ¥121 for the euro, representing a 2.4% appreciation in the yen’s value against the dollar and a 9.5% depreciation against the euro. Overall, exchange rate movements had the effect of decreasing net sales by approximately ¥2.8 billion and operating income by approximately ¥3.0 billion. Due to an operating loss in Europe, which was caused by actions associated with the structural reforms (refer to “Geographic segment information” on page 18), foreign exchange movements reduced operating income more than sales as the stronger euro increased the loss when translated into yen.

(Sales by Segment)

The following is an explanation of sales by segment.

Electronic materials and components segment

In the electronic materials and components segment, net sales increased 9.2% to ¥472,529 million (US$3,937,742 thousand). This reflected higher sales in recording devices, where growth was spurred by a recovery in the market share of TDK’s HDD heads, and higher demand for capacitors and inductive devices, which is being fueled by the digitalization of audio and visual equipment and the increasing use of electronics in automotive applications.

Electronic materials

Sales in the electronic materials sector rose 4.4% to ¥168,949 million (US$1,407,909 thousand).
(Capacitors) Sales of multilayer chip capacitors, which account for the majority of capacitor sector sales, increased on the strength of the digitalization of audio and visual equipment and increasing use of electronics in automotive applications mentioned above. Hampering further growth were calls for discounts from customers.
(Ferrite cores and magnets) In ferrite cores and magnets, overall sales of ferrite cores slipped year on year, despite strong demand for cores used in LCD backlights and power

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supplies for audio and visual products. The drop in sales was the result of the failure of demand to recover for cores used in IT-related information and communications applications, and lower sales of deflection yoke cores, a key component of TVs and computer monitors, as well as other products due to stiff competition. Magnet sales increased as firm demand from the automobile and parts fields carried over from the previous fiscal year. Overall, sales of ferrite cores and magnets edged down slightly year on year.

Electronic devices

In the electronic devices sector, sales increased 6.4% to ¥112,729 million (US$939,408 thousand).
(Inductive devices) Inductive devices, the largest product category in this sector, recorded higher sales, reflecting the growing use of automotive electronics as well as growth in demand for digital audio and visual products such as DVD players and digital still cameras. These are the same factors that are driving growth in the capacitor sector. This allowed TDK to absorb the effects of price discounts and production cutbacks, mainly by manufacturers of audio and visual products, in the fourth quarter.
(High-frequency components) Sales of high-frequency components, a large proportion of which are used in communications applications, particularly mobile phones, were hamstrung by a soft mobile phone market. While sales volumes have been trending upward since the summer of 2002, following a period of parts inventory reductions by customers, demands for price reductions from customers have been more severe than in other electronic components sectors due to the continuing supply glut. Overall, sales increased, but they did not increase to the same extent as volumes.
(Other products) Overall, sales in this sector increased. Sales of DC-DC converters for video game systems were higher for the year despite cutbacks to production levels beginning in the latter half of the third quarter. Power supplies for LCD projectors and other PCs and peripherals also benefited from strong demand. The sector was further boosted by brisk sales of actuators and chip varistors used in PCs and peripherals and in communications products.

Recording devices

Recording devices sales climbed 19.7% to ¥175,986 million (US$1,466,550 thousand). One factor was a recovery in TDK’s share of the HDD head market as 40 gigabyte/disk HDD heads won back customers. Additionally, the average number of heads used per HDD did not decline as rapidly as had been expected. Total demand remained high as a result, and sales climbed. Sales of other heads fell due to a drop-off in demand and other factors.

Semiconductors & others

Sales in the semiconductors & others sector declined 17.9% to ¥14,865 million (US$123,875 thousand), reflecting a sharp drop in sales of semiconductors for LAN/WAN applications and set-top box modems due to the continuing low levels of investment in communications infrastructure equipment. Another factor was lower sales of anechoic chambers for noise control due to a string of project cancellations and postponements prompted by the global economic downturn and uncertain economic outlook.

Recording media & systems segment

In the recording media & systems segment, sales edged down slightly by 0.9% to ¥136,351 million (US$1,136,258 thousand). There were several reasons. Audiotape sales shrank further from the previous fiscal year as the long-term decline in demand continued due to the market shift to optical media. While there is a similar long-term decline in demand for videotapes due to the rising popularity of optical media and DVD software, sales rose slightly during the year, boosted by demand stemming from the 2002 FIFA World Cup™. In optical media, demand for CD-Rs and DVDs was buoyant, but this strength was negated by falling MD demand and lower sales prices of CD-Rs, resulting in largely flat sales overall. Tape-based data storage media for computers, which obtained new-standard LTO (Linear Tape-Open) verification in the previous fiscal year, and software also recorded sales gains. This segment moved back into the black for the first time in three fiscal years as the results of

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major structural reforms began to show through. Looking ahead, TDK will build on this momentum by gaining certification for new tape-based data storage media standards and working on the commercialization of Blu-ray discs, which are widely expected to be the next generation in optical discs.

Linear Tape-Open, LTO, the LTO logo, Ultrium and the Ultrium logo are registered trademarks of Hewlett-Packard Company, IBM Corporation and Seagate Removable Storage Solutions in the United States and other countries.

(Sales by Region)

By region, sales in Japan increased 0.4% to ¥165,503 million (US$1,379,192 thousand). While robust demand was recorded for capacitors and DC-DC converters for video game systems, sales in Japan were largely unchanged due to lower sales in the recording media & systems segment as audiotape demand declined. In the Americas, sales decreased 3.1% to ¥106,060 million (US$883,833 thousand). This reflects lower sales in the electronic materials and components segment, which outweighed higher sales in other areas, particularly for tape-based data storage media for computers. In Europe, sales declined 1.1% to ¥78,740 million (US$656,167 thousand). Sales were strong of automotive components in the electronics materials and components segment. However, total sales in this region were brought down by waning demand for high-frequency components for mobile phones, particularly GSM-format phones, and falling demand for audiotapes and MDs in the recording media & systems segment. In Asia (excluding Japan) and Others, sales jumped 19.4% to ¥258,577 million (US$2,154,808 thousand) thanks to higher sales in recording devices, as TDK regained market share, and higher sales in electronic materials and electronic devices.

The overall result was a 9.3% increase in overseas sales year on year to ¥443,377 million (US$3,694,808 thousand). Overseas sales accounted for 72.8% of consolidated net sales, a 1.7 percentage point increase from 71.1% in fiscal 2002.

On a parent-company basis, net sales increased 0.9% to ¥320,697 million (US$2,672,475 thousand) and current income rose 19.8% to ¥9,078 million (US$75,650 thousand). Net income was ¥133 million (US$1,108 thousand), compared with a net loss of ¥3,794 million in fiscal 2002. Net income per share was ¥0.53 (US$0.00).

Sales in the electronic materials and components segment increased 2.3% to ¥278,006 million (US$2,316,716 thousand) mainly on higher sales of capacitors and inductive devices, product areas that are benefiting from rising demand fueled by the digitalization of audio and visual product and the increasing use of electronics in automotive applications. In the recording media & systems segment, sales declined 7.3% to ¥42,690 million (US$355,750 thousand), owing to falling demand for audiotapes and MDs and other factors.

In line with its Fundamental Policy for Distribution of Earnings, TDK plans to pay a year-end dividend of ¥25 per common share. Together with the interim dividend of ¥25 per common share paid in December 2002, the dividend per common share applicable to the year is ¥50. On a parent-company basis, fiscal 2003 ROE was 0.0% and DOE was 1.6%. On a consolidated basis, ROE was 2.1% and DOE was 1.0%.

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(2)	Financial Position

(2-1)	The following table shows key items from TDK’s balance sheet at March 31, 2003:

Total assets	¥747,337 million	0.3% decrease
Total stockholders’ equity	¥553,885 million	5.1% decrease
Equity ratio	74.1%	3.8 percentage point decrease

At the end of the year, cash and cash equivalents were ¥44,790 million higher than on March 31, 2002, net trade receivables were down ¥2,804 million and inventories decreased ¥17,232 million. Furthermore, net property, plant and equipment decreased ¥39,683 million due to a review of capital expenditures. As a result of the above items and other changes, total assets decreased ¥2,573 million from March 31, 2002.

Total liabilities increased ¥28,702 million from the previous fiscal year-end. Other current liabilities decreased ¥9,891 million due to the payment during the year of retirement allowances to employees who applied for a special voluntary retirement package offered as part of profit structure reforms implemented in fiscal 2002. Meanwhile, trade payables increased ¥4,351 million and retirement and severance benefits increased ¥34,979 million.

Total stockholders’ equity decreased ¥30,042 million in comparison with the end of fiscal 2002. This partly reflected an increase of ¥34,825 million in accumulated other comprehensive loss due to foreign currency translation adjustments of ¥18,747 million and minimum pension liability adjustments of ¥15,809 million. Offsetting this to some extent was a ¥5,776 million increase in retained earnings.

(2-2)	Cash Flows

		(¥ millions)
	Fiscal 2003	Fiscal 2002	Change

Net cash provided by operating activities	104,358	41,504	62,854
Net cash used in investing activities	(46,645)	(57,903)	11,258
Net cash used in financing activities	(7,925)	(13,202)	5,277
Effect of exchange rate changes on cash and cash equivalents	(4,998)	4,445	(9,443)
Net increase (decrease) in cash and cash equivalents	44,790	(25,156)	69,946
Cash and cash equivalents at beginning of period	125,761	150,917	(25,156)
Cash and cash equivalents at end of period	170,551	125,761	44,790

Operating activities provided net cash of ¥104,358 million (US$869,650 thousand), a year-on-year increase of ¥62,854 million. This reflected a ¥37,790 million increase in net income to ¥12,019 million (US$100,158 thousand); a decrease of ¥4,131 million in depreciation and amortization to ¥57,789 million (US$481,575 thousand); a decrease in inventories of ¥14,277 million (US$118,975 thousand); and an increase in trade payables of ¥6,691 million (US$55,758 thousand).

Investing activities used net cash of ¥46,645 million (US$388,708 thousand), a decrease of ¥11,258 million. A ¥17,326 million decrease in capital expenditures to ¥41,451 million (US$345,425 thousand) was the main reason.

Financing activities used net cash of ¥7,925 million (US$66,042 thousand), ¥5,277 million less year on year. Repayments of short-term debt decreased ¥3,314 million and dividends paid were down ¥2,004 million year on year.

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(2-3)	Trends in Cash Flow Indicators

	Fiscal 1999	Fiscal 2000	Fiscal 2001	Fiscal 2002	Fiscal 2003

Capital adequacy ratio on a market value basis (%)	171.8	239.9	133.8	121.7	80.4
Interest coverage ratio	107.3	165.3	138.0	32.8	180.9
No. of years to redeem debt	0.04	0.02	0.10	0.07	0.02
Stockholders’ equity ratio (%)	72.0	73.6	77.8	77.9	74.1

[Notes]

Capital adequacy ratio on a market value basis = Market capitalization* / Total assets
*Market capitalization = Closing price of TDK’s common shares on the Tokyo Stock Exchange on March 31, 2003 x
Shares issued and outstanding at year-end after deducting treasury stock.

Interest coverage ratio = Cash flows from operating activities / Interest payments
No. of years to redeem debt = Interest-bearing liabilities / Cash flows from operating activities
Stockholders’ equity ratio = Total stockholders’ equity / Total assets

(3)	Fiscal 2004 Projections

TDK’s consolidated and non-consolidated projections for fiscal 2004, the year ending March 31, 2004, are as follows. The projections are based principally on the following assumptions:

•	An average exchange rate of ¥120=US$1 for the fiscal 2004.

•	Demand for electronic components for DVD players, digital still cameras and products in electronic materials and components for the automotive field due to the growing use of electronics in automobiles, is expected to remain firm in fiscal 2004. However, with the exception of these fields, TDK does not expect to see sharp growth in demand for electronic components generally.

•	In HDD heads, the mainstay product in the recording devices sector, TDK expects to see a continuation of brisk sales on steady demand in fiscal 2004, with demand appearing to have bottomed out and its products having won high marks from customers.

•	In the recording media & systems segment, TDK is forecasting sales largely on a par with fiscal 2003. This forecast is premised on lower sales of audiotapes and videotapes due to falling demand, which should be offset by higher demand for optical discs, including CD-Rs and DVDs, and increased sales of tape-based data storage media for computers, a field on which TDK is placing special emphasis at present.

Consolidated Projections for Fiscal 2004

	Year ending	% change	Year ended
	March 2004	from FY03	March 2003

	¥ millions		¥ millions
Net sales	¥635,000	4.3%	¥608,880
Operating income	41,000	85.7	22,080
Income before income taxes	42,000	132.3	18,081
Net income	30,000	149.6	12,019

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Non-Consolidated Projections for Fiscal 2004

	Year ending	% change	Year ended
	March 2004	from FY03	March 2003

	¥ millions		¥ millions
Net sales	¥321,000	0.1%	¥320,697
Operating income	8,000	151.4	3,182
Current income	13,000	43.2	9,078
Net income	7,000	—	133

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

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Consolidated

4) Statements of income

	FY2003			FY2002
Term	(April 1, 2002 - March 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	608,880	100.0	5,074,000	570,511	100.0	38,369	6.7
Cost of sales	459,616	75.5	3,830,133	464,620	81.4	(5,004)	-1.1
Gross profit	149,264	24.5	1,243,867	105,891	18.6	43,373	41.0
Selling, general and administrative expenses	121,839	20.0	1,015,325	123,741	21.7	(1,902)	-1.5
Restructuring cost	5,345	0.9	44,542	25,872	4.6	(20,527)	-79.3
Operating income (loss)	22,080	3.6	184,000	(43,722)	-7.7	65,802	—
Other income (deductions):
Interest and dividend income	1,379		11,491	2,033		(654)
Interest expense	(577)		(4,808)	(1,264)		687
Foreign exchange gain (loss)	(1,482)		(12,350)	618		(2,100)
Other-net	(3,319)		(27,658)	(1,362)		(1,957)
Total other income (deductions)	(3,999)	-0.6	(33,325)	25	0.0	(4,024)	—
Income (loss) before income taxes	18,081	3.0	150,675	(43,697)	-7.7	61,778	—
Income taxes	5,296	0.9	44,133	(16,994)	-3.0	22,290	—
Income (loss) before minority interests	12,785	2.1	106,542	(26,703)	-4.7	39,488	—
Minority interests	(766)	-0.1	(6,384)	932	0.2	(1,698)	—
Net income (loss)	12,019	2.0	100,158	(25,771)	-4.5	37,790	—

Net income (loss) per common share	Yen 90.56		U.S.$0.75	Yen (193.91)

Average common shares outstanding	132,716 thousands			132,900 thousands

Notes:

1.	The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
2.	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.
3.	U.S.$1=Yen 120

12/24

Consolidated

5) Balance sheets

ASSETS

Term	As of March 31, 2003			As of Mar. 31, 2002		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)

Current assets	420,962	56.3	3,508,017	399,206	53.2	21,756
Cash and cash equivalents	170,551		1,421,258	125,761		44,790
Net trade receivables	140,023		1,166,859	142,827		(2,804)
Inventories	73,917		615,975	91,149		(17,232)
Other current assets	36,471		303,925	39,469		(2,998)

Noncurrent assets	326,375	43.7	2,719,791	350,704	46.8	(24,329)
Investments and advances	22,578		188,150	24,265		(1,687)
Net property, plant and equipment	225,907		1,882,558	265,590		(39,683)
Other assets	77,890		649,083	60,849		17,041

TOTAL	747,337	100.0	6,227,808	749,910	100.0	(2,573)

LIABILITIES AND STOCKHOLDERS’ EQUITY

Term	As of March 31, 2003			As of Mar. 31, 2002		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)

Current liabilities	105,014	14.0	875,117	110,341	14.7	(5,327)
Short-term debt	1,919		15,992	2,312		(393)
Trade payables	56,960		474,667	52,609		4,351
Accrued expenses	25,852		215,433	23,757		2,095
Income taxes	1,057		8,808	2,546		(1,489)
Other current liabilities	19,226		160,217	29,117		(9,891)

Noncurrent liabilities	85,078	11.4	708,983	51,049	6.8	34,029
Long-term debt, excluding current installments	94		783	459		(365)
Retirement and severance benefits	84,971		708,092	49,992		34,979
Deferred income taxes	13		108	598		(585)
Total liabilities	190,092	25.4	1,584,100	161,390	21.5	28,702

Minority interests	3,360	0.5	28,000	4,593	0.6	(1,233)

Common stock	32,641		272,008	32,641		—
Additional paid-in capital	63,051		525,425	63,051		—
Legal reserve	15,953		132,942	15,683		270
Retained earnings	525,919		4,382,658	520,143		5,776
Accumulated other comprehensive income (loss)	(78,824)		(656,867)	(43,999)		(34,825)
Treasury stock	(4,855)		(40,458)	(3,592)		(1,263)
Total stockholders’ equity	553,885	74.1	4,615,708	583,927	77.9	(30,042)

TOTAL	747,337	100.0	6,227,808	749,910	100.0	(2,573)

Total common shares outstanding	132,625 thousands			132,860 thousands

Note: U.S.$1 = Yen 120

13/24

Consolidated

6) Statements of stockholders’ equity

	FY2003		FY2002
Term	(April 1, 2002 - Mar. 31, 2003)		(April 1, 2001 - Mar. 31, 2002)

Item	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Common stock:
Balance at beginning of period	32,641	272,008	32,641

Balance at end of period	32,641	272,008	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	525,425	63,051

Balance at end of period	63,051	525,425	63,051

Legal reserve:
Balance at beginning of period	15,683	130,692	13,409
Transferred from retained earnings	270	2,250	2,274

Balance at end of period	15,953	132,942	15,683

Retained earnings:
Balance at beginning of period	520,143	4,334,525	556,165
Net income (loss)	12,019	100,158	(25,771)
Cash dividends	(5,973)	(49,775)	(7,977)
Transferred to legal reserve	(270)	(2,250)	(2,274)

Balance at end of period	525,919	4,382,658	520,143

Accumulated other comprehensive income (loss):
Balance at beginning of period	(43,999)	(366,659)	(24,851)
Other comprehensive income (loss) for the period, net of tax	(34,825)	(290,208)	(19,148)

Balance at end of period	(78,824)	(656,867)	(43,999)

Treasury stock:
Balance at beginning of period	(3,592)	(29,933)	(2,666)
Acquisition of treasury stock	(1,263)	(10,525)	(926)

Balance at end of period	(4,855)	(40,458)	(3,592)

Total stockholders’ equity	553,885	4,615,708	583,927

Disclosure of comprehensive income (loss):
Net income (loss) for the period	12,019	100,158	(25,771)
Other comprehensive income (loss) for the period, net of tax	(34,825)	(290,208)	(19,148)

Total comprehensive income (loss) for the period	(22,806)	(190,050)	(44,919)

Note: U.S.$1 = Yen 120

14/24

Consolidated

7) Statements of cash flows

	FY2003		FY2002
Term	(April 1, 2002 - March 31, 2003)		(April 1, 2001 - Mar. 31, 2002)

Item	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income (loss)	12,019	100,158	(25,771)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	57,789	481,575	61,920
Loss on disposal of property and equipment	4,845	40,375	6,436
Deferred income taxes	2,435	20,292	(13,797)
Loss on securities	3,298	27,483	207
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(2,256)	(18,800)	18,517
Decrease in inventories	14,277	118,975	28,776
Increase (decrease) in trade payables	6,691	55,758	(14,806)
Decrease in income taxes	(1,393)	(11,608)	(17,181)
Other-net	6,653	55,442	(2,797)

Net cash provided by operating activities	104,358	869,650	41,504

Cash flows from investing activities:
Capital expenditures	(41,451)	(345,425)	(58,777)
Proceeds from sale of investments	1,511	12,592	323
Payment for purchase of investments	(7,306)	(60,883)	(3,116)
Other-net	601	5,008	3,667

Net cash used in investing activities	(46,645)	(388,708)	(57,903)

Cash flows from financing activities:
Proceeds from long-term debt	211	1,758	46
Repayment of long-term debt	(646)	(5,383)	(777)
Decrease in short-term debt	(254)	(2,117)	(3,568)
Payment to acquire treasury stock	(1,263)	(10,525)	(926)
Dividends paid	(5,973)	(49,775)	(7,977)

Net cash used in financing activities	(7,925)	(66,042)	(13,202)

Effect of exchange rate changes on cash and cash equivalents	(4,998)	(41,650)	4,445
Net increase (decrease) in cash and cash equivalents	44,790	373,250	(25,156)
Cash and cash equivalents at beginning of period	125,761	1,048,008	150,917
Cash and cash equivalents at end of period	170,551	1,421,258	125,761

Note: U.S.$1 = Yen 120

15/24

Consolidated

8) Summary of Significant Accounting Policies

1.     The consolidated financial statements are prepared in conformity with U.S. GAAP.

(1)	Marketable Securities Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.

(2)	Inventories Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(3)	Depreciation
Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.

(4)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.

(5)	Derivatives Financial Instruments
SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.

(6)	Goodwill and Other Intangible Assets SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.

2.     During this consolidated accounting period, TDK had 72 subsidiaries (20 in Japan and 52 overseas). TDK also had 8 affiliates (5 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.
     The principal alterations were coordination and dissolution of certain subsidiaries in Japan, an acquisition of a communication equipment power switch manufacturing and marketing company in the United States and establishment of a subsidiary in Shanghai, China.

3.     Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income (loss), other comprehensive income (loss) and total comprehensive income (loss) for the fiscal year ended Mar. 31, 2003 and 2002 were as follows;

	FY2003		FY2002
Term	(April 1, 2002 - March 31, 2003)		(April 1, 2001 - Mar. 31, 2002)

Item	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Net income (loss)	12,019	100,158	(25,771)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(18,747)	(156,225)	16,025
Minimum pension liability adjustments	(15,809)	(131,741)	(35,881)
Net unrealized gains (losses) on securities	(269)	(2,242)	708

Total comprehensive income (loss)	(22,806)	(190,050)	(44,919)

Note: U.S.$1 = Yen 120

16/24

Consolidated

4.     Adoption of new accounting standards

(1)	Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)
     In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 (“EITF 00-14”), “Accounting for Certain Sales Incentives”. EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.
     In April 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-25 (“EITF 00-25”), “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services”. EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor (typically a manufacturer or distributor) to a customer (typically a retailer or wholesaler) in connection with the sale to the customer of the vendor’s products or promotion of sales of the vendor’s products by the customer.
In November 2001, EITF 00-14 and EITF 00-25 were subsequently codified in and superseded by Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” on which the Emerging Issues Task Force reached a final consensus. TDK adopted EITF 01-9 on April 1, 2002. The adoption of EITF 01-9 did not have a material effect on TDK’s consolidated financial position or results of operations.

(2)	Accounting for the Impairment or Disposal of Long-Lived Assets
     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes both Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30 (“Opinion 30”), “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion).
SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. TDK adopted SFAS 144 on April 1, 2002. The adoption of SFAS 144 did not have a material effect on TDK’s consolidated financial position or results of operations.

(3)	Accounting for Costs Associated with Exit or Disposal Activities
In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on TDK’s consolidated financial position and results of operations.

(4)	Guarantor’s Accounting and Disclosure Requirements for Guarantees
In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity’s product warranty liabilities. TDK adopted the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for consolidated financial statements as of March 31, 2003. The adoption of FIN 45 did not have a material effect on TDK’s consolidated financial position and results of operations.

(5)	Accounting for Stock-Based Compensation — Transition and Disclosure
In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The adoption of SFAS 148 did not have a material effect on TDK’s consolidated financial position and results of operations.

17/24

Consolidated

9) Segment Information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law. Segment information is unaudited.
     TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.

1.     Industry segment information

	FY2003			FY2002
Term	(April 1, 2002 - March 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components
Net sales	472,529	100.0	3,937,742	432,886	100.0	39,643	9.2
Unaffiliated customers	472,529		3,937,742	432,886		39,643	9.2
Intersegment	—		—	—		—	—
Operating expenses	451,993	95.7	3,766,608	469,232	108.4	(17,239)	-3.7
Operating income (loss)	20,536	4.3	171,134	(36,346)	-8.4	56,882	—

Recording media & systems
Net sales	136,351	100.0	1,136,258	137,625	100.0	(1,274)	-0.9
Unaffiliated customers	136,351		1,136,258	137,625		(1,274)	-0.9
Intersegment	—		—	—		—	—
Operating expenses	134,807	98.9	1,123,392	145,001	105.4	(10,194)	-7.0
Operating income (loss)	1,544	1.1	12,866	(7,376)	-5.4	8,920	—

TOTAL
Net sales	608,880	100.0	5,074,000	570,511	100.0	38,369	6.7
Unaffiliated customers	608,880		5,074,000	570,511		38,369	6.7
Intersegment	—		—	—		—	—
Operating expenses	586,800	96.4	4,890,000	614,233	107.7	(27,433)	-4.5
Operating income (loss)	22,080	3.6	184,000	(43,722)	-7.7	65,802	—

Note: U.S.$1 = Yen 120

2.     Geographic segment information

		FY2003			FY2002
	Term	(April 1, 2002 - March 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Region		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Japan	Net sales	334,882	100.0	2,790,683	328,214	100.0	6,668	2.0
	Operating income (loss)	5,193	1.6	43,275	(33,252)	-10.1	38,445	—

Americas	Net sales	101,784	100.0	848,200	101,910	100.0	(126)	-0.1
	Operating income (loss)	(1,082)	-1.1	(9,017)	(12,712)	-12.5	11,630	91.5

Europe	Net sales	78,462	100.0	653,850	78,941	100.0	(479)	-0.6
	Operating income (loss)	(3,547)	-4.5	(29,558)	(3,184)	-4.0	(363)	-11.4

Asia and others	Net sales	314,918	100.0	2,624,317	268,364	100.0	46,554	17.3
	Operating income	20,640	6.6	172,000	1,700	0.6	18,940	—

Intersegment eliminations	Net sales	221,166		1,843,050	206,918		14,248
	Operating income (loss)	(876)		(7,300)	(3,726)		2,850

Total	Net sales	608,880	100.0	5,074,000	570,511	100.0	38,369	6.7
	Operating income (loss)	22,080	3.6	184,000	(43,722)	-7.7	65,802	—

Notes:

1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.
2.	U.S.$1 = Yen 120

3.     Sales by region

	FY2003			FY2002
Term	(April 1, 2002 - March 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Region	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Americas	106,060	17.4	883,833	109,452	19.2	(3,392)	-3.1
Europe	78,740	12.9	656,167	79,639	13.9	(899)	-1.1
Asia and others	258,577	42.5	2,154,808	216,616	38.0	41,961	19.4
Overseas sales total	443,377	72.8	3,694,808	405,707	71.1	37,670	9.3

Japan	165,503	27.2	1,379,192	164,804	28.9	699	0.4

Net sales	608,880	100.0	5,074,000	570,511	100.0	38,369	6.7

Notes:

1.	Sales by region are classified by geographic areas of the buyer.
2.	U.S.$1 = Yen 120

18/24

Consolidated

10) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized	Fair
(Yen millions)	Cost	Holding Gains	Holding Losses	Value

As of March 31, 2003
Equity securities	3,455	122	11	3,566
Debt securities	2,495	3	—	2,498

Total	5,950	125	11	6,064

As of March 31, 2002
Equity securities	4,389	596	—	4,985
Debt securities	3,274	24	—	3,298

Total	7,663	620	—	8,283

		Gross	Gross
U.S.$1=Yen 120		Unrealized	Unrealized	Fair
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Value

As of March 31, 2003
Equity securities	28,791	1,017	92	29,716
Debt securities	20,792	25	—	20,817

Total	49,583	1,042	92	50,533

11) Fair Value of Derivatives

	Contract	Carrying	Estimated Fair
(Yen millions)	Amount	Amount	Value

As of March 31, 2003
Forward foreign exchange contracts	19,016	39	39
Currency swap agreements and interest rate and currency swap agreements for loans to its subsidiaries	13,794	(287)	(287)
As of March 31, 2002
Forward foreign exchange contracts	7,576	(59)	(59)
Currency swap agreements and interest rate and currency swap agreements for loans to its subsidiaries	13,268	(315)	(315)

	Contract	Carrying	Estimated Fair
(U.S.$ thousands) U.S.$1=Yen 120	Amount	Amount	Value

As of March 31, 2003
Forward foreign exchange contracts	158,467	325	325
Currency swap agreements and interest rate and currency swap agreements for loans to its subsidiaries	114,950	(2,392)	(2,392)

19/24

NON-Consolidated

12) Statements of income

	FY2003			FY2002
Term	(April 1, 2002 - Mar. 31, 2003)			(April 1, 2001 - Mar. 31, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Income
Sales	320,697	100.0	2,672,475	317,811	100.0	2,886	0.9
Other income	9,473		78,941	17,897

	330,171		2,751,425	335,709

Costs and expenses
Cost of sales	262,053		2,183,775	267,053
S.G.A. expenses	55,461		462,175	59,265
Interest expenses	18		150	104
Other expenses	3,559		29,658	1,705

	321,092		2,675,766	328,128

Current income	9,078	2.8	75,650	7,580	2.4	1,498	19.8
Extraordinary profit	351		2,925	365
Extraordinary loss	7,806		65,050	16,718

Income (loss) before income taxes	1,623	0.5	13,525	(8,772)	-2.8	10,395	—

Income taxes
Current	(987)		(8,225)	(939)
Deferred	2,477		20,641	(4,039)

Net income (loss)	133	0.0	1,108	(3,794)	-1.2	3,927	—

Note: U.S.$1=Yen 120

20/24

NON-Consolidated

13) Balance sheets

ASSETS

Term	As of Mar. 31, 2003			As of Mar. 31, 2002		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)

Current assets
Cash	55,240		460,333	50,673		4,567
Marketable securities	11,399		94,991	—		11,399
Trade receivables
Notes	4,429		36,908	5,179		(750)
Accounts	70,136		584,466	74,825		(4,689)
Allowance for doubtful receivables	(112)		(933)	(270)		158

Net trade receivables	74,454		620,450	79,734		(5,280)

Inventories	26,136		217,800	29,459		(3,323)
Prepaid expenses and other current assets	57,686		480,716	48,986		8,700

Total current assets	224,917	44.1	1,874,308	208,854	40.0	16,063

Investments and advances
Investments in securities	8,885		74,041	8,267		618
Share of subsidiaries	103,085		859,041	106,472		(3,387)
Other	37,469		312,241	56,491		(19,022)
Allowance for doubtful receivables	(632)		(5,266)	(741)		109

Total investments and advances	148,807	29.2	1,240,058	170,489	32.7	(21,682)

Property, plant and equipment
Land	14,929		124,408	16,511		(1,582)
Buildings	43,811		365,091	46,899		(3,088)
Machinery and equipment	57,451		478,758	65,887		(8,436)
Construction in progress	7,545		62,875	9,811		(2,266)

Total property, plant and equipment	123,737	24.3	1,031,141	139,109	26.6	(15,372)

Other assets	12,097	2.4	100,808	3,687	0.7	8,410

TOTAL	509,561	100.0	4,246,341	522,140	100.0	(12,579)

Note:U.S.$1=Yen 120

21/24

NON-Consolidated

LIABILITIES AND STOCKHOLDERS’ EQUITY

Term	As of Mar. 31, 2003			As of Mar. 31, 2002		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)

Current liabilities
Trade payables accounts	32,843		273,691	35,999		(3,156)
Accrued expenses	8,387		69,891	8,985		(598)
Accrued income taxes	52		433	—		52
Other current liabilities	19,389		161,575	28,322		(8,933)

Total current liabilities	60,672	11.9	505,600	73,308	14.0	(12,636)

Retirement and severance benefits	29,337		244,475	21,803		7,534
Directors’ retirement allowance	309		2,575	589		(280)

Total liabilities	90,319	17.7	752,658	95,701	18.3	(5,382)

Stockholders’ equity
Common stock	32,641	6.4	272,008	32,641	6.3	—
Additional paid-in capital	59,256		493,800	59,256		—
Legal reserve	8,160		68,000	8,160		—
Retained earnings	323,999	63.6	2,699,991	329,838	63.2	(5,839)
Unrealized holding gain (loss) on other securities	37		308	133		(96)
Treasury stock	(4,854)		(40,450)	(3,592)		(1,262)

Total stockholders’ equity	419,241	82.3	3,493,675	426,439	81.7	(7,198)

TOTAL	509,561	100.0	4,246,341	522,140	100.0	(12,579)

Note:U.S.$1=Yen 120

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14) Management Changes

1.	Candidates for election to the board of corporate auditors

Masaaki Miyoshi Kazutaka Kubota* Kaoru Matsumoto*	(President, Korea TDK Co., Ltd.) (President, ASAHIGIN SYSTEMS Co., LTD.) (CERTIFIED PUBLIC ACCOUNTANT, MATSUMOTO & Co.)
                               * External Corporate Auditor

2.	Retiring corporate auditors

Yutaka Mori
Hiromi Kitagawa*
* External Corporate Auditor

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Supplementary Information

     Ratio of results on a Consolidated basis to results on a NON-Consolidated basis

		Ratio of the previous
	Ratio of the FY2003	fiscal year

Net sales	1.9	1.8
Operating income	6.9	—
Income before income taxes	11.1	—
Net income	90.4	—

Exchange rates used for conversion

Term	April 1, 2002 - March 31, 2003		April 1, 2001 - March 31, 2002

Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen

Sales	121.98	120.88	124.98	110.44

The end of the period	120.20	129.83	133.25	116.14

NON-Consolidated

Term	April 1, 2002 - March 31, 2003			April 1, 2001 - March 31, 2002

	Amount		Ratio to sales	Amount		Ratio to sales	Change

Item	(Yen millions)		(%)	(Yen millions)		(%)	(%)

Investment in facilities	24,959		—	34,563		—	-27.8

Depreciation expenses	26,529		8.3	25,272		8.0	5.0

Research and development expenses	22,530		7.0	26,776		8.4	-15.9

Result of financial operation		2,829			13,108		-78.4

Number of employees		6,212			7,168
(as at the end of the period)

Consolidated

Term	April 1, 2002 - March 31, 2003			April 1, 2001 - March 31, 2002

	Amount		Ratio to sales	Amount		Ratio to sales	Change

Item	(Yen millions)		(%)	(Yen millions)		(%)	(%)

Investment in facilities	41,451		—	58,777		—	-29.5

Depreciation expenses	57,789		9.5	61,920		10.9	-6.7

Research and development expenses	31,862		5.2	38,630		6.8	-17.5

Result of financial operation		802			769		4.3

Number of employees		31,705			32,249
(as at the end of the period)

Ratio of overseas production		56.0%			53.8%

Note:	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including A Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002. Ratio to sales has been calculated based on sales which has been restated retroactively.

OVERSEAS SALES BY DIVISION

Term	April 1, 2002 - March 31, 2003		April 1, 2001 - March 31, 2002

	Amount	Ratio to sales	Amount	Ratio to sales	Change

Product	(Yen millions)	(%)	(Yen millions)	(%)	(%)

Electronic materials and components	341,615	56.1	305,775	53.6	11.7
Electronic materials	122,761	20.2	116,275	20.4	5.6
Electronic devices	58,671	9.6	55,234	9.7	6.2
Recording devices	152,476	25.0	124,298	21.8	22.7
Semiconductors & others	7,707	1.3	9,968	1.7	-22.7
Recording media & systems	101,762	16.7	99,932	17.5	1.8

Overseas sales	443,377	72.8	405,707	71.1	9.3

Note:	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.

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